

Mail Stop 7010

September 28, 2007

Ms. Susan G. Leber
Managing Director and Chief Financial Officer
W.P. Stewart & CO., LTD.
Trinity Hall, 43 Cedar Avenue
P.O. Box HM 2905
Hamilton, HM LX, Bermuda

      RE: **Form 20-F for the Fiscal Year ended December 31, 2006**
                Form 6-K for the Fiscal Quarters ended March 31, 2007 and June 30, 2007
                File No. 1-16245

Dear Ms. Leber:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

                             Sincerely,

                             Rufus Decker
                             Branch Chief